Exhibit 2.2
EXECUTION VERSION

CREDIT SUISSE SECURITIES (USA) LLC	CREDIT SUISSE AG
Eleven Madison Avenue	Eleven Madison Avenue
New York, NY 10010	New York, NY 10010
CONFIDENTIAL
June 20, 2010
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101
Attention: Scott Monette
PROJECT BLITZ
$1,000,000,000 364-Day Senior Bridge Loan Facility
Commitment Letter
Ladies and Gentlemen:
     You have advised Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate, “CS”) and Credit Suisse Securities (USA) LLC (“CS Securities” and, together with CS and their respective affiliates, “Credit Suisse”, “we”, “us” or the “Commitment Parties”), that you, directly or through one of your wholly owned domestic subsidiaries, intend to acquire (the “Acquisition”) all of the outstanding equity interests of American Italian Pasta Company, a Delaware corporation (the “Company”), and to consummate the other Transactions (such term and each other capitalized term used but not defined herein having the meaning assigned to such term in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”)).
     You have further advised us that, in connection with the Acquisition, the Borrower will either (i) issue up to $1,000,000,000 in aggregate principal amount of its senior notes (the “Senior Notes”) in a public offering or in a Rule 144A or other private placement or (ii) if the Borrower is unable to issue the Senior Notes on or prior to the first day on which Shares are purchased and paid for in the Tender Offer (the “Closing Date”), borrow up to $1,000,000,000 aggregate principal amount (as such amount may be reduced, as described below, by the net cash proceeds from the consummation of any Debt Offering or Equity Offering after the date hereof) of senior unsecured loans (the “Bridge Loans”) under the 364-day senior bridge loan facility (the “Facility”) described in the Term Sheet. For the avoidance of doubt, as used herein, the term “Facility” does not include the securities issued pursuant to a Debt Offering or Equity Offering.
1.	Commitments.
     In connection with the foregoing, CS (in such capacity, the “Initial Lender”) is pleased to advise you of its commitment to provide the entire principal amount of the Facility (such amount, the “Bridge Commitment”), upon the terms and subject to the conditions set forth or referred to in this commitment letter (including the Term Sheet and other attachments hereto, this “Commitment Letter”). The Bridge Commitment shall be permanently reduced dollar-for-dollar by an amount equal to the aggregate cash proceeds (net of customary transaction expenses to be payable in respect thereof) received by the Borrower or any of its subsidiaries from the consummation of any Debt Offering or Equity Offering, in each case, subsequent to the date hereof and on or prior to the Closing Date.

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2.	Titles and Roles.
     You hereby appoint (a) CS Securities to act, and CS Securities hereby agrees to act, as bookrunner and lead arranger for the Facility (in such capacities, the “Lead Arranger”), and (b) CS to act, and CS hereby agrees to act, as sole administrative agent for the Facility, in each case upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. Each of CS Securities and CS, in such capacities, will perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that, except as provided below, no other roles or titles will be appointed or awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letters referred to below) will be paid in connection with the Facility unless you and we shall so agree.
     Notwithstanding the foregoing, it is understood and agreed that you may appoint additional financial institutions reasonably acceptable to CS Securities to serve as joint bookrunners, co-lead arrangers or co-agents with respect to the Facility (each of the foregoing, a “Co-Lead Arranger” and, together with their respective affiliates, the “Additional Commitment Parties”); provided that (i) in connection with any such appointment, each Additional Commitment Party shall have assumed, on a several and not joint basis, a portion of the Bridge Commitment reasonably acceptable to CS Securities and you, (ii) the fees provided for in the Bridge Facility Fee Letter with respect to the Facility shall be shared ratably among Credit Suisse and such Additional Commitment Parties in proportion to their respective commitments, (iii) Credit Suisse shall be entitled to not less than 40% of the total fees provided for in the Bridge Facility Fee Letter with respect to the Facility, and no Additional Commitment Party shall be entitled to a greater percentage of such fees, and (iv) Credit Suisse shall have “left” placement in any and all marketing materials or other documentation used in connection with the Facility and hold the leading role and responsibilities conventionally associated with such “left” placement. In connection with the appointment of any Additional Commitment Parties, you agree, at the request of Credit Suisse, to enter into appropriate documentation (including, if requested by Credit Suisse, an amendment and restatement of this Commitment Letter, or one or more joinder agreements, pursuant to which such Additional Commitment Parties shall become parties to this Commitment Letter and extend commitments in respect of the Facility directly to you).
3.	Syndication.
     The Lead Arranger reserves the right, prior to and/or after the execution of definitive documentation for the Facility (the “Facility Documentation”), to syndicate all or a portion of the Bridge Commitment to a group of banks, financial institutions and other institutional lenders (together with the Initial Lender, the “Lenders”) reasonably acceptable to you (it being understood and agreed that any prospective Lender that is a lender under the Revolving Credit Agreement shall be deemed to be acceptable), and you agree to provide the Lead Arranger with a period of at least 20 consecutive days following the delivery by you of the Confidential Information Memorandum referred to below and immediately prior to the Closing Date to syndicate the Facility (provided that such period shall not include any day from and including August 20, 2010 through and including September 6, 2010). We intend to commence syndication efforts promptly upon the execution of this Commitment Letter and the public announcement of the Transactions, and you agree to actively assist us in completing a satisfactory syndication. Such assistance shall include (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit from your existing lending and investment banking relationships and the existing lending and investment banking relationships of the Company, (b) direct contact between your senior management, representatives and advisors (and your using commercially reasonable efforts to cause direct contact between senior management, representatives and

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advisors of the Company) and the proposed Lenders, (c) assistance by you (and your using commercially reasonable efforts to cause the assistance by the Company) in the preparation of a Confidential Information Memorandum for the Facility and other marketing materials and presentations to be used in connection with the syndication (the “Information Materials”), (d) to the extent reasonably requested by the Commitment Parties, your promptly supplementing or updating, or causing to be supplemented or updated, any business plans or projections of the Borrower and its subsidiaries delivered to the Commitment Parties prior to the date hereof, (e) prior to the launch of the syndication, your obtaining from each of Standard & Poor’s Ratings Service (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) an updated Public Debt Rating, pro forma for the Transactions, and (f) the hosting, with the Lead Arranger, of one or more meetings of prospective Lenders. You agree, at the request of the Lead Arranger, to assist in the preparation of a public-side version of the Information Materials to be used in connection with the syndication of the Facility, consisting exclusively of information and documentation that is either (i) publicly available or (ii) not material with respect to the Borrower, the Company or their respective subsidiaries or any of their respective securities for purposes of foreign, United States Federal and state securities laws (all such Information Materials being “Public Lender Information”). Any information and documentation that is not Public Lender Information is referred to herein as “Private Lender Information”. Before distribution of any Information Materials, you agree to execute and deliver to the Lead Arranger (i) a letter in which you authorize distribution of the Information Materials to Lenders’ employees willing to receive Private Lender Information and (ii) a letter in which you authorize distribution of Information Materials containing solely Public Lender Information and represent that such Information Materials do not contain any Private Lender Information. You further agree that each document to be disseminated by the Lead Arranger to any Lender in connection with the Facility will, at the request of the Lead Arranger, be identified by you as either (i) containing Private Lender Information or (ii) containing solely Public Lender Information. You acknowledge that the following documents, final drafts of which we will provide to you prior to their intended distribution, contain solely Public Lender Information (unless you notify us prior to their intended distribution that any such document contains Private Lender Information): (a) drafts and final definitive documentation with respect to the Facility, including term sheets; (b) administrative materials prepared by the Commitment Parties for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda); (c) notification of changes in the terms of the Facility; and (d) other materials (excluding the Projections (as defined below)) intended for prospective Lenders after the initial distribution of the Information Materials.
     The Lead Arranger will manage all aspects of any syndication in consultation with you, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders, any naming rights and the amount and distribution of fees among the Lenders. To assist the Lead Arranger in its syndication efforts, you agree promptly to prepare and provide (and to use commercially reasonable efforts to cause the Company promptly to provide) to the Lead Arranger all information with respect to the Borrower, the Company and their respective subsidiaries, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as the Lead Arranger may reasonably request.
4.	Information.
     You hereby represent and covenant (and it shall be a condition to the Initial Lender’s commitment hereunder, and our agreements to perform the services described herein) that (a) all

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information other than the Projections (the “Information”) that has been or will be made available to the Commitment Parties by or on behalf of you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to the Commitment Parties by or on behalf of you or any of your representatives have been or will be prepared in good faith based upon accounting principles consistent with the historical audited financial statements of the Borrower or the Company, as applicable, and upon assumptions that are reasonable at the time made and at the time the related Projections are made available to the Commitment Parties. You agree that if at any time prior to the later of (i) the closing of the Facility and (ii) completion of a Successful Syndication (as defined in the Bridge Facility Fee Letter referred to below), any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct under those circumstances. In arranging and syndicating the Facility, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.
5.	Fees.
     As consideration for the Initial Lender’s commitment hereunder, and our agreements to perform the services described herein, you agree to pay to each of the Commitment Parties the fees set forth in this Commitment Letter, in the Bridge Facility Fee Letter dated the date hereof and delivered herewith with respect to the Facility (the “Bridge Facility Fee Letter”) and in the Administrative Agent Fee Letter dated the date hereof and delivered herewith with respect to the Facility (the “Administrative Agent Fee Letter” and, together with the Bridge Facility Fee Letter, the “Fee Letters”).
6.	Conditions Precedent.
     The Initial Lender’s commitment hereunder, and our agreements to perform the services described herein, are subject to (a) there not having occurred since October 2, 2009, in the case of the Company, or September 30, 2009, in the case of the Borrower, any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on the Company or the Borrower, (b) our satisfaction that, prior to and during the syndication of the Facility, there shall be no other issues of debt securities or commercial bank or other credit facilities of the Borrower, the Company or their respective subsidiaries being announced, offered, placed or arranged (other than (i) the issuance of the Senior Notes, (ii) borrowings under (A) the Revolving Credit Agreement, (B) the Accounts Receivables Financing Program or any refinancing or replacement thereof or (C) foreign credit facilities in an amount not to exceed $40,000,000 or any refinancing or replacement thereof, and (iii) indebtedness incurred in the ordinary course of business), in each case without the prior written consent of the Lead Arranger, (c) the negotiation, execution and delivery of the Facility Documentation consistent with this Commitment Letter and the Fee Letters and reasonably satisfactory to the Commitment Parties, (d) your compliance with the terms of this Commitment Letter and the Fee Letters and (e) the other conditions expressly set forth in the Term Sheet and the other exhibits hereto.

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     As used herein, the term “Material Adverse Effect” means, with respect to any person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such person and its subsidiaries, taken as a whole, other than any effect resulting from: (i) changes in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (other than changes that adversely affect such person and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the industries in which such person and its subsidiaries operate); (ii) general market or economic conditions in the food industry (other than changes that (A) specifically relate to (or have the effect of specifically relating to) such person and its subsidiaries or (B) adversely affect such person and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the industries in which such person and its subsidiaries operate); (iii) changes in applicable United States or foreign, federal, state or local law, statutes, ordinances, decrees, rules, or regulations, including rules, regulations and administrative policies of the U.S. Food and Drug Administration, or interpretations thereof (other than changes that (A) specifically relate to (or have the effect of specifically relating to) such person and its subsidiaries or (B) adversely affect such person and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the industries in which such person and its subsidiaries operate); (iv) actions required by the parties in connection with the Merger Agreement; (v) the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors or employees as a result of the execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby or any public communications by Ralcorp, Merger Sub or the Company regarding the Merger Agreement or the transactions contemplated thereby; (vi) changes in U.S. generally accepted accounting principles or the interpretation thereof (other than changes that (A) specifically relate to (or have the effect of specifically relating to) such person and its subsidiaries or (B) adversely affect such person and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the industries in which such person and its subsidiaries operate); (vii) any failure by the Company, in and of itself, to meet any projections, guidance, estimates, or forecasts or published financial or operating predictions for or during any period ending (or for which results are released) on or after the date of the Merger Agreement (it being understood and agreed that the underlying change, event, occurrence or state of facts giving rise to such failure may constitute or contribute to a Material Adverse Effect); (viii) a decline in the price of the Class A convertible common stock, par value $0.001 per share, of the Company (it being understood and agreed that the underlying change, event, occurrence or state of facts giving rise to such decline may constitute or contribute to a Material Adverse Effect); and (ix) acts of war, armed hostilities, or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, or terrorism.
7.	Indemnification; Expenses.
     You agree (a) to indemnify and hold harmless each Commitment Party and its officers, directors, employees, agents, advisors, controlling persons, members and successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Fee Letters, the Transactions, the Facility or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by the Borrower, the Company or any of their respective affiliates or shareholders), and to reimburse each such Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent

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they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person, and (b) to reimburse each Commitment Party from time to time, upon presentation of a summary statement, for all reasonable out-of-pocket expenses (including, but not limited to, expenses of each Commitment Party’s due diligence investigation, consultants’ fees, syndication expenses, travel expenses and fees, disbursements and other charges of counsel), in each case, incurred in connection with the Facility and the preparation, negotiation and enforcement of this Commitment Letter, the Fee Letters, the Facility Documentation and any ancillary documents in connection therewith; provided, however, that in the event a court of competent jurisdiction determines that an Indemnified Person acted in bad faith or was grossly negligent, then such Indemnified Person shall promptly remit to you any amounts reimbursed hereunder. Notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall be liable for any indirect, special, punitive or consequential damages in connection with its activities related to the Facility.
8.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.
     You acknowledge that the Commitment Parties may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. We will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to other companies. You also acknowledge that we do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other companies.
     You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and any Commitment Party is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether such Commitment Party has advised or is advising you on other matters, (b) each Commitment Party, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of any Commitment Party, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that each Commitment Party is engaged in a broad range of transactions that may involve interests that differ from your interests and that no Commitment Party has any obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and (e) you waive, to the fullest extent permitted by law, any claims you may have against any Commitment Party for breach of fiduciary duty or alleged breach of fiduciary duty and agree that no Commitment Party shall have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Additionally, you acknowledge and agree that no Commitment Party is advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction (including, without limitation, with respect to any consents needed in connection with the transactions contemplated hereby). You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby (including, without limitation, with respect to any consents needed in connection with such transactions), and we shall have no responsibility or liability to you with respect thereto. Any review by us of you, the Company, the Transactions, the other

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transactions contemplated hereby or other matters relating to such transactions will be performed solely for our benefit and shall not be conducted on behalf of you or any of your affiliates.
     You further acknowledge that each Commitment Party is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, each Commitment Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of you, the Company and other companies with which you or the Company may have commercial or other relationships. With respect to any securities and/or financial instruments so held by any Commitment Party or any of our customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.
9.	Assignments; Amendments; Governing Law, Etc.
     This Commitment Letter shall not be assignable by you without the prior written consent of the Commitment Parties (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons).
     The Initial Lender may assign all or a portion of its commitment hereunder to one or more prospective Lenders agreed to by you and us and identified in writing on or prior to the date hereof, or to any other prospective Lender with your consent (such consent not to be unreasonably withheld or delayed), whereupon the Initial Lender shall be released from the portion of its commitment hereunder so assigned. Any and all obligations of, and services to be provided by, the Commitment Parties hereunder (including, without limitation, the Initial Lender’s commitment) may be performed and any and all rights of each Commitment Party hereunder may be exercised by or through any of their respective affiliates or branches and, in connection with such performance or exercise, the Commitment Parties may exchange with such affiliates or branches information concerning you and your affiliates that may be the subject of the transactions contemplated hereby and, to the extent so employed, such affiliates and branches shall be entitled to the benefits afforded to the Commitment Parties hereunder. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Commitment Parties and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. You acknowledge that information and documents relating to the Facility may be transmitted through SyndTrak, Intralinks, the internet, e-mail or similar electronic transmission systems, and that the Commitment Parties shall not be liable for any damages arising from the unauthorized use by others of information or documents transmitted in such manner. Each Commitment Party may, at its option and expense and after the closing of the Transactions, place customary advertisements in financial and other newspapers and periodicals, and circulate similar promotional materials, in the form of a “tombstone” or otherwise describing the names of the Borrower and its affiliates (or any of them), and the amount, type and closing date of such Transactions; provided that such Commitment Party will first submit a copy of any such advertisement or promotional material to

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you for approval (such approval not to be unreasonably withheld or delayed). This Commitment Letter and the Fee Letters supersede all prior understandings, whether written or oral, between us with respect to the Facility (it being understood that nothing herein or therein shall supersede or otherwise affect that certain engagement letter dated as of April 15, 2010, between CS Securities and you, or the rights and obligations of the parties thereto thereunder). THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
10.	Jurisdiction.
     Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York or the United States District Court for the Southern District of New York, in each case sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letters or the transactions contemplated hereby or thereby, and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letters or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.
11.	Waiver of Jury Trial.
     EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTERS OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.
12.	Confidentiality.
     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letters nor any of their terms or substance, nor the activities of any Commitment Party pursuant hereto, shall be disclosed, directly or indirectly, to any other person except (a) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis or (b) as required by applicable law, regulation or compulsory legal process (in which case you agree to inform us promptly thereof prior to such disclosure); provided that you may disclose this Commitment Letter and the contents hereof (but not the Fee Letters or the contents thereof) (i) to the Company and its officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis, and (ii) in any prospectus or other offering memorandum relating to any offering of the Senior Notes; provided, further, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letters and the contents thereof) after this Commitment Letter has been accepted by you and this

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Commitment Letter has become publicly available as a result of its disclosure in accordance with the terms of this paragraph.
     Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and the Fee Letters and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter or the Fee Letters and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter and the Fee Letters is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. Federal income tax treatment of such transactions.
13.	Surviving Provisions.
     The compensation, reimbursement, indemnification, confidentiality, syndication, jurisdiction, governing law and waiver of jury trial provisions contained herein and in the Fee Letters and the provisions of Section 8 of this Commitment Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and (other than in the case of the syndication provisions) notwithstanding the termination of this Commitment Letter or the Bridge Commitment and our agreements to perform the services described herein.
14.	PATRIOT Act Notification.
     We hereby notify you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each of us and each of the Lenders is required to obtain, verify and record information that identifies the Borrower and the Subsidiary Guarantors, which information includes the name, address, tax identification number and other information regarding the Borrower and the Subsidiary Guarantors that will allow each of us and the Lenders to identify the Borrower and the Subsidiary Guarantors in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each of us and the Lenders. You hereby acknowledge and agree that we can share any information provided by you pursuant to this paragraph with each other Lender.
15.	Acceptance and Termination.
     If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letters by returning to us executed counterparts hereof and of the Fee Letters not later than 11:00 p.m., New York City time, on June 20, 2010. CS’s offer hereunder, and our agreements to perform the services described herein, will expire automatically and without further action or notice and without further obligation to you at such time in the event that Credit Suisse has not received such executed counterparts in accordance with the immediately preceding sentence. This Commitment Letter will become a binding commitment of Credit Suisse only after it has been duly executed

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and delivered by you in accordance with the first sentence of this Section 15. In the event that the Closing Date does not occur on or before 5:00 p.m., New York City time, on October 15, 2010 (or such earlier date on which (i) the Tender Offer lapses or is withdrawn or (ii) the Merger Agreement terminates or any party thereto publicly announces its intent not to proceed with the Acquisition), then this Commitment Letter and the Bridge Commitment, and our agreements to perform the services described herein, shall automatically terminate without further action or notice and without further obligation to you unless each Commitment Party shall, in its discretion, agree to an extension.
[Remainder of this page intentionally left blank]

     We are pleased to have been given the opportunity to assist you in connection with the financing for the Acquisition.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC,
by	/s/ Lisa Langhart
	Name:	Lisa Langhart
	Title:	Director

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,
by	/s/ Robert Hetu
	Name:	Robert Hetu
	Title:	Managing Director

by	/s/ SoVanna Day Goins
	Name:	SoVanna Day Goins
	Title:	Managing Director

Accepted and agreed to as of
the date first above written:

RALCORP HOLDINGS, INC.,
by	/s/ Scott Monette
Name: S. Monette
Title: Corporate Vice President, Treasurer and Corporate Development Officer

[Signature Page to Commitment Letter]

CONFIDENTIAL	EXHIBIT A
June 20, 2010
PROJECT BLITZ
$1,000,000,000 364-Day Senior Bridge Loan Facility
Summary of Principal Terms and Conditions1

Borrower:	Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp” or the “Borrower”).

Transactions:	The Borrower intends to acquire (the “Acquisition”) all of the outstanding equity interests of American Italian Pasta Company, a Delaware corporation (the “Company”), pursuant to an agreement and plan of merger (the “Merger Agreement”) to be entered into among Ralcorp, Excelsior Acquisition Co., a Delaware corporation (“Merger Sub”), and the Company. Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all the outstanding shares of Class A convertible common stock, par value $0.001 per share, and Class B convertible non-voting common stock, par value $0.001 per share (together, the “Shares”), of the Company for aggregate consideration of approximately $1,220,000,000 in cash (i.e., $53.00 per share) (the “Acquisition Consideration”). The Tender Offer will be conditioned upon, among other things, the minimum percentage of Shares being validly tendered and not withdrawn so as to enable Merger Sub and the Company to consummate a merger (the “Merger”) under the Delaware General Corporation Law without the affirmative vote of any stockholder of the Company other than Merger Sub (the “Minimum Condition”). Pursuant to the Merger, the surviving entity of the Merger will continue as a wholly owned subsidiary of the Borrower and each outstanding Share not acquired pursuant to the Tender Offer will be converted, subject to stockholder dissent rights, into the right to receive the same cash consideration paid per share pursuant to the Tender Offer. In connection with the Acquisition, (a) the Borrower will either (i) issue up to $1,000,000,000 in aggregate principal amount of its senior notes (the “Senior Notes”) in a public offering or in a Rule 144A or other private placement or (ii) if the Borrower is unable to issue the Senior Notes on or prior to the first day on which Shares are purchased and paid for in the Tender Offer (the “Closing Date”), borrow up to $1,000,000,000 aggregate principal amount of senior unsecured loans (the “Bridge Loans”) under the 364-day senior bridge loan facility (the “Facility”), (b) certain existing indebtedness of the Company (the “Existing Company Debt”) will be repaid in full and (c) fees and expenses incurred in connection with the foregoing (the “Transaction Costs”) will be paid. The transactions described in this paragraph are collectively referred to herein as the “Transactions”.

[1]	All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this term sheet is attached.

Sources and Uses:	The approximate sources and uses of the funds necessary to consummate the Transactions are set forth in Exhibit B to the Commitment Letter (the “Commitment Letter”) to which this Term Sheet is attached.

Agent:	Credit Suisse AG, acting through one or more of its branches or affiliates (“CS”) will act as sole administrative agent (in such capacity, the “Agent”) for a syndicate of banks, financial institutions and other institutional lenders (together with CS, the “Lenders”), and will perform the duties customarily associated with such role.

Bookrunners and Lead Arrangers:	Credit Suisse Securities (USA) LLC will act as bookrunner and lead arranger for the Facility described below and will perform the duties customarily associated with such roles (in such capacities, the “Lead Arranger”), together with the Co-Lead Arrangers, if any, contemplated by the Commitment Letter (together with the Lead Arranger, the “Arrangers”).

Syndication Agent:	At the option of the Lead Arranger, one or more financial institutions identified by the Lead Arranger and acceptable to the Borrower (in such capacity, the “Syndication Agent”).

Documentation Agent:	At the option of the Lead Arranger, one or more financial institutions identified by the Lead Arranger and acceptable to the Borrower (in such capacity, the “Documentation Agent”).

Facility:	A 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $1,000,000,000 (such amount, the “Bridge Commitment”).

The Bridge Commitment shall be permanently reduced dollar-for-dollar by an amount equal to the aggregate net cash proceeds received by the Borrower or any of its subsidiaries from the consummation of any Debt Offering or Equity Offering, in each case, subsequent to the date hereof and on or prior to the Closing Date.

“Debt Offering” means any incurrence of debt for borrowed money (including any issuance of the Senior Notes or other debt securities (including convertible debt securities) issued in a public offering, private placement or otherwise) by the Borrower or any of its subsidiaries, other than (a) intercompany debt, (b) debt under (i) the Revolving Credit Agreement, (ii) the Borrower’s existing accounts receivable financing program (the “Accounts Receivable Financing Program”) or any refinancing or replacement thereof or (iii) foreign credit facilities in an amount not to exceed $40,000,000 or any refinancing or replacement thereof and (c) indebtedness incurred in the ordinary course of business.

“Equity Offering” means any issuance of equity or equity-linked securities (in a public offering or private placement) by the Borrower (excluding equity issued pursuant to any employee stock plan or employee compensation plan).

Purpose:	The proceeds of the Bridge Loans will be used by the Borrower on each date of funding thereof (each, a “Funding Date”), together with the proceeds of any Debt Offering or Equity Offering and cash on hand at the Borrower, solely (a) to pay the Acquisition Consideration and (b) to pay the Transaction Costs.

Availability:	The Facility may be drawn, in whole or in part, in not more than three drawings during the period (the “Delayed Draw Availability Period”) commencing on the Closing Date and ending on the earlier of (a) the date upon which the Merger is consummated and (b) the three-month anniversary of the Closing Date (such earlier date, the “Delayed Draw Termination Date”).

Amounts borrowed under the Facility that are repaid or prepaid may not be reborrowed. Any portion of the Facility that is not drawn on the Delayed Draw Termination Date shall terminate.

Interest Rates and Fees:	As set forth on Annex I hereto.

Default Rate:	The applicable interest rate plus 2.0% per annum.

Maturity and Amortization:	The Facility will mature on the date that is 364 days after the Closing Date (the “Maturity Date”), and will require no scheduled amortization.

Guarantees:	All obligations of the Borrower under the Facility will be unconditionally guaranteed (the “Guarantees”) by each existing and subsequently acquired or organized domestic subsidiary of the Borrower that is required to guarantee the obligations of the Borrower under the Revolving Credit Agreement (collectively, the “Subsidiary Guarantors”).

Security:	The Facility will be secured (on an equal and ratable basis) by the same collateral which secures the Revolving Credit Agreement.

Mandatory Prepayments:	Loans under the Facility shall be prepaid with:

(a) 100% of the net cash proceeds of all asset sales or other dispositions of property by the Borrower and its subsidiaries (including proceeds from the sale of stock of any subsidiary of the Borrower) (subject to exceptions to be agreed upon); and

(b) 100% of the net cash proceeds of any Debt Offering and any Equity Offering.

Voluntary Prepayments:	Voluntary prepayments of borrowings under the Facility will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Representations and Warranties:	Substantially similar to those contained in the Credit Agreement dated as of July 18, 2008, among the Ralcorp, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “Revolving Credit Agreement”), modified as appropriate for the Transactions, including: corporate existence and standing; authority; compliance with laws; no conflicts; no consents; accuracy of financial statements; no material adverse change; tax returns and payments; litigation; subsidiaries and capitalization; ERISA; no defaults; margin regulations; Investment Company Act; no broker’s or finder’s fees; solvency; ownership of properties; indebtedness; treatment as senior debt under all subordinated debt; employee controversies; material agreements; environmental laws; insurance; accuracy of disclosure; and absence of material foreign subsidiaries.

Conditions Precedent to Initial Borrowing:	Delivery of satisfactory legal opinions, corporate documents and officers’ and public officials’ certifications, including delivery of a Federal Reserve Form U-1, demonstrating compliance with Regulation U of the Board of Governors of the Federal Reserve System; execution of the Guarantees, which shall be in full force and effect; evidence of authority; payment of fees and expenses; delivery of notice; accuracy of representations and warranties; and absence of defaults. The initial borrowing under the Facility will also be subject to the conditions precedent set forth in Exhibit C to the Commitment Letter.

Conditions Precedent to Subsequent Borrowings:	Delivery of notice; accuracy of representations and warranties; absence of defaults; and (in the case of the final drawing) substantially concurrent consummation of the Merger.

Affirmative Covenants:	Substantially similar to those contained in the Revolving Credit Agreement, modified as appropriate for the Transactions, including: delivery of financial statements and other reports; use of proceeds; notice of default; conduct of business; payment of taxes; maintenance of insurance; compliance with laws and material contracts; maintenance of properties; inspection of books and records; environmental matters; additional guarantors; payment of obligations; use of commercially reasonable efforts to maintain a Public Debt Rating from each of S&P and Moody’s; agreement to cause the consummation of the Merger as promptly as practicable following the Acquisition and to cause the Company and (to the extent such subsidiaries would be required to guarantee the obligations of the Borrower under the Revolving Credit Agreement) each of its domestic subsidiaries to guarantee all obligations of the Borrower under the Facility; and securities demand.

Negative Covenants:	Substantially similar to those contained in the Revolving Credit Agreement, modified as appropriate for the Transactions (including tighter limitations on indebtedness and restricted payments while the Facility is outstanding), including: limitations on issuance of preferred stock; limitations on indebtedness; limitations on mergers or fundamental changes; limitations on asset sales; limitations on sales of accounts; limitations on investments; limitations on contingent obligations; limitations on liens; limitations on affiliate transactions; limitations on repurchases of subordinated indebtedness; limitations on changes in corporate structure; limitations on restrictive agreements; ERISA compliance; limitations on restricted payments; limitations on swap agreements; and limitations on sale and leaseback transactions.

Selected Financial Covenants:	A maximum total leverage ratio and a minimum interest coverage ratio, in each case, substantially similar to those contained in the Revolving Credit Agreement.

Events of Default:	Substantially similar to those contained in the Revolving Credit Agreement, modified as appropriate for the Transactions (subject, where appropriate, to thresholds and grace periods substantially similar to those contained in the Revolving Credit Agreement), including:
incorrectness of representations, warranties and certificates in any material respect; nonpayment of principal, interest or other amounts; violation of covenants; cross default and cross acceleration; bankruptcy; condemnation of a substantial portion of property; material judgments; Change in Control (to be defined); actual or asserted invalidity of guarantees; and ERISA events.

Voting:	Amendments and waivers of the Facility Documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Facility, except that the consent of each Lender shall be required with respect to, among other things, (a) increases in the commitment of such Lender, (b) reductions of principal, interest or fees payable to such Lender, (c) extensions of final maturity of the loans or commitments of such Lender and (d) releases of any Subsidiary Guarantor (other than in connection with permitted asset sales).

Cost and Yield Protection:	Usual for facilities and transactions of this type, including customary tax gross-up provisions.

Assignments and Participations:	The Lenders will be permitted to assign loans under the Facility without the consent of (but with notice to) the Borrower. All assignments will also require the consent of the Agent, not to be unreasonably withheld or delayed. Each partial assignment will be in a minimum amount of $1,000,000. Assignments will be by novation.

The Lenders will be permitted to sell participations in loans and commitments without restriction. Voting rights of participants shall be limited to matters in respect of (a) increases in commitments of such participant, (b) reductions of principal, interest or fees payable to such participant, (c) extensions of final maturity of the loans or commitments in which such participant participates, and (d) releases of any Subsidiary Guarantor (other than in connection with permitted asset sales).

Expenses and Indemnification:	The Borrower will indemnify the Arrangers, the Agent, the Syndication Agent, the Documentation Agent, the Lenders, their respective affiliates, successors and assigns and the officers, directors, employees, agents, advisors, controlling persons and members of each of the foregoing (each, an “Indemnified Person”) and hold them harmless from and against all costs, expenses (including reasonable fees, disbursements and other charges of counsel) and liabilities of such Indemnified Person arising out of or relating to any claim or any litigation or other proceeding (regardless of whether such Indemnified Person is a party thereto and regardless of whether such matter is initiated by a third party or by the Borrower, the Company or any of their respective affiliates or shareholders) that relates to the Transactions, including the financing contemplated hereby, the Tender Offer, the Merger, the Acquisition or any transactions in connection therewith, provided that no Indemnified Person will be indemnified for any cost, expense or liability to the extent determined in the final, non-appealable judgment of a court of competent jurisdiction to have resulted from its gross negligence, bad faith or willful misconduct. In addition, all reasonable out-of-pocket expenses (including, without limitation, fees, disbursements and other charges of counsel) of the Arrangers, the Agent, the Syndication Agent, the Documentation Agent and the Lenders for enforcement costs and documentary taxes associated with the Facility will be paid by the Borrower; provided, however, that in the event a court of competent jurisdiction determines that an Indemnified Person acted in bad faith or was grossly negligent, then such Indemnified Person shall promptly remit to the Borrower any amounts reimbursed hereunder.

Governing Law and Forum:	New York.

Counsel to the Agent and Arrangers:	Cravath, Swaine & Moore LLP.

ANNEX I
TO EXHIBIT A

Interest Rates:	The interest rates under the Facility will be, at the option of the Borrower, Adjusted LIBOR plus the Applicable Adjusted LIBOR Margin (as defined below) or ABR plus the Applicable ABR Margin (as defined below).

The Borrower may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR borrowings. Interest on ABR loans shall be payable quarterly in arrears. Interest on LIBOR loans shall be payable at the end of each interest period but not less often than every three months. Interest will be computed on the basis of a 365/366-day year for ABR loans when based on the Agent’s Prime Rate and on a 360-day year for LIBOR loans, in each case calculated on the basis of the actual number of days elapsed.

“ABR” is the Alternate Base Rate, which is the highest of (a) the Agent’s Prime Rate, (b) the Federal Funds Effective Rate plus 1/2 of 1.0%, and (c) Adjusted LIBOR for a one-month interest period plus 1.0%.

“Adjusted LIBOR” will at all times include statutory reserves.

Pricing Definitions:	For the purposes hereof, the terms “Applicable Adjusted LIBOR Margin” and “Applicable ABR Margin” mean, with respect to loans under the Facility, a percentage per annum on any date of determination during any period set forth in the table below.

									Level V
	Level I		Level II		Level III		Level IV		BB-/Ba3 or lower
	BBB-/Baa3 or higher		BBB-/Ba1 or BB+/Baa3		BB+/Ba1		BB/Ba2		(or unrated)
	Applicable		Applicable		Applicable		Applicable		Applicable
	Adjusted	Applicable	Adjusted	Applicable	Adjusted	Applicable	Adjusted	Applicable	Adjusted	Applicable
	LIBOR	ABR	LIBOR	ABR	LIBOR	ABR	LIBOR	ABR	LIBOR	ABR
	Margin	Margin	Margin	Margin	Margin	Margin	Margin	Margin	Margin	Margin
Closing Date until 90th day thereafter	2.50%	1.50%	3.25%	2.25%	4.50%	3.50%	5.00%	4.00%	6.00%	5.00%
90th day until 180th day after Closing Date	3.00%	2.00%	3.75%	2.75%	5.00%	4.00%	5.50%	4.50%	6.50%	5.50%
180th day until 270th day after Closing Date	3.50%	2.50%	4.25%	3.25%	5.50%	4.50%	6.00%	5.00%	7.00%	6.00%
270th day after Closing Date until Maturity Date	4.00%	3.00%	4.75%	3.75%	6.00%	5.00%	6.50%	5.50%	7.50%	6.50%

Level I pricing shall apply if, on any date of determination, the Public Debt Rating is BBB- or higher by S&P and Baa3 or higher by Moody’s.

Level II pricing shall apply if, on any date of determination, Level I pricing does not apply and the Public Debt Rating is either (i) BBB- or higher by S&P and Ba1 by Moody’s or (ii) BB+ or higher by S&P and Baa3 by Moody’s.

Level III pricing shall apply if, on any date of determination, Level I and Level II pricing do not apply and the Public Debt Rating is BB+ or higher by S&P or Ba1 or higher by Moody’s.

Level IV pricing shall apply if, on any date of determination, Level I, Level II and Level III pricing do not apply and the Public Debt Rating is BB or higher by S&P or Ba2 or higher by Moody’s.

Level V pricing shall apply if, on any date of determination, Level I, Level II, Level III and Level IV do not apply or there is no Public Debt Rating from S&P or Moody’s.

For the purposes hereof, the term “Public Debt Rating” means, as of any date of determination, the rating of each of S&P and Moody’s for any class of non-credit enhanced long-term senior unsecured debt issued by the Borrower.

In the event of a split Public Debt Rating, the lower of the S&P and Moody’s Public Debt Rating will determine the applicable Level pricing.

Duration Fees:	The Borrower will pay to the Agent, for the ratable benefit of the Lenders, a fee (the “Duration Fee”) in an amount equal to (i) 0.75% of the aggregate principal amount of the Bridge Loans outstanding on the date which is 90 days after the Closing Date, due and payable in cash on such 90th day (or if such day is not a business day, the next business day); (ii) 1.25% of the aggregate principal amount of the Bridge Loans outstanding on the date which is 180 days after the Closing Date, due and payable in cash on such 180th day (or if such day is not a business day, the next business day); and (iii) 1.75% of the aggregate principal amount of the Bridge Loans outstanding on the date which is 270 days after the Closing Date, due and payable in cash on such 270th day (or if such day is not a business day, the next business day); provided, however, that if the Ratings Condition is not satisfied on any date on which the Duration Fee is due and payable, the amount of the Duration Fee due and payable on such date shall be increased by 0.25%.

For the purposes hereof, the “Ratings Condition” shall be satisfied, on any date of determination, when the Public Debt Rating is BBB- or higher by S&P and Baa3 or higher by Moody’s on such date of determination.

Undrawn Fee:	The Borrower will pay to the Agent, for the ratable benefit of the Lenders, a fee (the “Undrawn Fee”) equal to (i) 0.375% per annum or (ii) if the Ratings Condition is not satisfied on any date during the period in which the Undrawn Fee has accrued, 0.50% per annum (in each case, calculated on the basis of the actual number of days elapsed in a 360-day year) on the unused amount of the Bridge Commitment during the Delayed Draw Availability Period, payable on each Funding Date occurring after the Closing Date and upon termination of the Bridge Commitment.

EXHIBIT B
Sources and Uses of Funds
(all figures are approximate)

Sources of Funds		Uses of Funds
Senior Notes and/or Bridge Loans	$1,000,000,000	Acquisition Consideration	$1,220,000,000

Cash on Hand	250,000,000	Transaction Costs	30,000,000

Total Sources	$1,250,000,000	Total Uses	$1,250,000,000

EXHIBIT C
PROJECT BLITZ
$1,000,000,000 364-Day Senior Bridge Loan Facility
Summary of Additional Conditions Precedent2
     The initial borrowing under the Facility shall be subject to the following additional conditions precedent:
1. The Tender Offer shall have been consummated and the Closing Date shall occur simultaneously with the initial Funding Date under the Facility in accordance with applicable law and on the terms described in the Term Sheet, in the Merger Agreement and in the Tender Offer Statement made available to the Agent immediately prior to the commencement of the Tender Offer. No provision of the Merger Agreement or term or condition of the Tender Offer shall have been amended, modified or waived in any respect materially adverse to the Lenders without the prior written consent of the Agent (it being agreed that any material increase in the Acquisition Consideration or any change in the Minimum Condition shall be deemed to be materially adverse to the Lenders).
2. All amounts due or outstanding in respect of the Existing Company Debt shall have been (or substantially simultaneously with the closing under the Facility shall be) paid in full, all commitments (if any) in respect thereof terminated and all guarantees (if any) thereof and security (if any) therefor discharged and released. After giving effect to the Transactions and the other transactions contemplated hereby, the Borrower and its subsidiaries shall have outstanding no indebtedness, credit facilities or preferred stock other than (a) the Senior Notes or the Facility, (b) the indebtedness incurred or outstanding under the agreements and instruments set forth on Annex I attached hereto (the “Existing Debt Instruments”), including the Revolving Credit Agreement, and (c) other limited indebtedness to be agreed upon.
3. The Agent shall have received (a) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of the Borrower and the Company for the 2009, 2008 and 2007 fiscal years and (b) U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of the Borrower and the Company for each subsequent fiscal quarter ended at least 45 days before the Closing Date.
4. The Agent shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income of the Borrower as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements have been delivered pursuant to paragraph 3 above, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements).
5. The Agent shall be satisfied that (a) the Leverage Ratio (calculated pursuant to the Revolving Credit Agreement, giving pro forma effect to the Transactions) shall be no more than 3.75 to 1.0 and the Interest Expense Coverage Ratio (calculated pursuant to the Revolving Credit Agreement, giving pro forma effect to the Transactions) shall be not less than 3.00 to 1.00 and (b) the Revolving Credit Agreement shall be in full force and effect on the Closing Date and no Default or Event of Default shall have occurred or be continuing under the Revolving Credit

[2]	All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this Exhibit C is attached, including Exhibit A thereto.

Agreement, or would occur as a result of the consummation of the Transactions, and the Agent shall have received a certificate from a financial officer of the Borrower, in form and substance satisfactory to the Agent, as to the foregoing.
6. The Agent shall have received a certificate from the chief financial officer of Ralcorp in form and substance satisfactory to the Agent certifying that Ralcorp and its subsidiaries, on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby, are solvent.
7. The Agent shall have received, at least five business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act.

C-2

ANNEX I
TO EXHIBIT C
Existing Debt Instruments
1. Revolving Credit Agreement dated as of July 18, 2008 (as amended, restated, supplemented or otherwise modified from time to time), among Ralcorp Holdings, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, in an aggregate committed amount of $400,000,000;
2. Accounts Receivable Purchase Agreement dated as of September 25, 2001 (as amended, restated, supplemented or otherwise modified from time to time), among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A., in an aggregate committed amount of $75,000,000;
3.	4.24% Fixed Rate Senior Notes, Series B, due December 22, 2010;

4.	5.43% Fixed Rate Senior Notes, Series C, due December 22, 2013;

5.	4.76% Fixed Rate Senior Notes, Series D, due December 22, 2013;

6.	5.57% Fixed Rate Senior Notes, Series E, due December 21, 2015;

7.	5.43% Fixed Rate Senior Notes, Series F, due December 21, 2012;

8.	5.56% Fixed Rate Senior Notes, Series I-1, due January 18, 2019;

9.	5.58% Fixed Rate Senior Notes, Series I-2, due January 18, 2019;

10.	5.93% Fixed Rate Senior Notes, Series J, due May 11, 2022;

11.	7.29% Fixed Rate Senior Notes, due August 15, 2018;

12.	Floating Rate Senior Notes, due August 15, 2008;

13.	7.39% Fixed Rate Senior Notes, due August 15, 2020;

14.	6.625% Fixed Rate Senior Notes, due August 15, 2039;

15.	7.45% Fixed Rate Senior Notes, Series 2009A, due May 28, 2019;

16.	7.60% Fixed Rate Senior Notes, Series 2009B, due May 28, 2021; and

17.	Uncommitted credit arrangements for foreign subsidiaries.